Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-230964) and related Prospectus of Funko, Inc. for the registration of its Class A Common Stock, Preferred Stock, Debt Securities, Warrants, Purchase Contracts and Units and to the incorporation by reference therein of our report dated March 5, 2019, except for Note 21, as to which the date is August 30, 2019, with respect to the consolidated financial statements of Funko, Inc., included in Funko, Inc’s Current Report on Form 8-K dated August 30, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

August 30, 2019